

Mail Stop 4546

December 2, 2016

Dr. Elran Haber
Chief Executive Officer
Therapix Biosciences Ltd.
5 Azrieli Center (Square Tower)
Tel-Aviv 6702501, Israel

> **Re:** **Therapix Biosciences Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 23, 2016**
> **File No. 333-214458**

Dear Dr. Haber:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2016 letter.

The Offering, page 4

1. We refer to your statement that the ADSs and the warrants will be issued and sold in equal proportion. We also note that the overallotment option is for additional ADSs "and/or additional warrants." Please clarify whether the overallotment ADSs and warrants would also be issued in equal proportion.

Capitalization, page 41

2. It appears from disclosure on page 104 that the anti-dilution provisions of your warrants to be issued in this offering may violate the fixed-for-fixed notion inherent in paragraph 11 of IAS 32 in order to classify these warrants in equity. Please provide us your analysis of all of the provisions of your warrants as to whether they qualify for equity or liability classification and reference for us the authoritative literature you rely upon to support

your position. To the extent these warrants will be liability classified, please revise your pro forma capitalization presentation to separately classify the estimated fair value of these warrants as liabilities.

<u>Description of American Depositary Shares and Warrants</u>
<u>Warrants to be Issued as Part of this Offering, page 104</u>

3.   We refer to your statement that unless otherwise specified in the warrant, the holder will not have the right to exercise (in whole or in part) if, after giving effect to the exercise, the holder would beneficially own in excess of 4.99% of your ordinary shares outstanding. Please add a risk factor discussing this limitation. Please also tell us the significance for this threshold.

You may contact Keira Nakada at 202-551-3659 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Oded Har-Even — Sullivan & Worcester LLP